[LETTERHEAD OF KING & SPALDING LLP]

July 12, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Justin Dobbie – Legal Branch Chief

Re:	Carmike Cinemas, Inc.
Registration Statement on Form S-3
Filed June 20, 2013
File No. 333-189477

Dear Mr. Dobbie:

On behalf of Carmike Cinemas, Inc. (the “Company”), we are transmitting via EDGAR with this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-3 (File No. 333-189477) (the “Registration Statement”), together with the exhibits thereto. We are responding to the Staff’s comments contained in its letter dated July 5, 2013. For your convenience, this letter sets forth in italics each of the Staff’s comments before each response.

Calculation of Registration Fee Table

1.	Please explain to us why you are not registering the units mentioned in footnote 1 to this table. If you do intend to register them, please revise the registration statement and opinion accordingly.

Amendment No. 1 has been revised to delete the reference to securities being sold as units.

Exhibit 5.1

2.	Please revise paragraph (iii) on page 2 of the opinion to have counsel also opine that the Depositary Shares, when sold, will entitle their holders to the rights specified in the Deposit Agreement.

Amendment No. 1 includes a revised paragraph (iii) to Exhibit 5.1, including an opinion that Depositary Shares, when sold, will entitle their holders to the rights specified in the Deposit Agreement.

Securities and Exchange Commission

July 12, 2013

* * * *

If we can be of any assistance in explaining these responses or the changes in Amendment No. 1, please let us know. Please contact me with any questions or comments at (404) 572-3595.

Very truly yours,

/s/ Alan J. Prince

Alan J. Prince

cc:	Ada D. Sarmento – Securities and Exchange Commission

         S. David Passman III – Carmike Cinemas, Inc.

         Richard B. Hare – Carmike Cinemas, Inc.

         Daniel E. Ellis – Carmike Cinemas, Inc.